Filed Pursuant to Rule 424(b)(3)
Registration No. 333-237327

CANTOR FITZGERALD INCOME TRUST, INC.

SUPPLEMENT NO. 7 DATED JANUARY 18, 2024

TO THE PROSPECTUS DATED JULY 14, 2023

This Supplement No. 7 supplements, and should be read in conjunction with our prospectus dated July 14, 2023, Supplement No. 1 dated July 18, 2023, Supplement No. 2 dated August 15, 2023, Supplement No. 3 dated September 19, 2023, Supplement No. 4 dated October 18, 2023, Supplement No. 5 dated November 17, 2023 and Supplement No. 6 dated December 18, 2023. Defined terms used in this Supplement No. 7 shall have the meaning given to them in the prospectus unless the context otherwise requires. The purposes of this Supplement are as follows:

•	to update the transaction price for Class S, Class I, Class T and Class D shares of our common stock as of February 1, 2024;

•	to disclose the calculation of our December 31, 2023 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;

•	to update our portfolio disclosure; and

•	to provide an update on the status of our current public offering (the “Offering”).

February 1, 2024 Transaction Price

The transaction price for each share class of our common stock for subscriptions accepted as of February 1, 2024 (and repurchases as of January 31, 2024) is as follows:

Transaction Price (per share)
Class S	$22.07
Class I	$22.08
Class T	$22.07
Class D	$22.08

A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. Subject to certain specific limitations and holding period requirements defined in our share repurchase program, the repurchase price for each share class will be based upon the transaction price of such class.

December 31, 2023 NAV per Share

We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.cfincometrust.com and is made available on our toll-free, automated telephone line at 855-9-CANTOR. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the prospectus for how our NAV is determined. We have engaged Robert A. Stanger & Co., Inc. to serve as our independent valuation firm (“Independent Valuation Firm”). Our advisor is ultimately responsible for determining our NAV.

The following table provides a breakdown of the major components of our NAV pursuant to our valuation guidelines:

Components of NAV	December 31, 2023	November 30, 2023
Investment in real estate	$1,013,298,000	$1,013,298,000
Investments in real estate-related assets	33,609,600	33,618,135
Investment in debt securities	9,219,200	8,979,073
Cash and cash equivalents and restricted cash	39,892,720	43,860,864
Other assets	12,125,637	12,366,677
Debt obligations (at fair market value)	(470,173,327)	(455,779,823)
Due to related parties(1)	(5,742,015)	(5,372,357)
Accounts payable and other liabilities	(21,463,942)	(23,529,452)
Accrued performance participation allocation	—	—
Distribution fee payable the following month(2)	(38,200)	(40,322)
Non-controlling interests in subsidiaries	(287,590,349)	(297,406,571)
Sponsor Support repayment / special unit holder interest in liquidation	—	—

Net Asset Value	$323,137,324	$329,994,224

Number of outstanding shares	14,633,857	14,785,014

(1)	Distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.
(2)	The distribution fee that is payable as of December 31, 2023 related to Class TX, Class T, Class S and Class D shares of common stock is shown in the table below.

Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

The following table provides a breakdown of our total NAV and NAV per share by class as of December 31, 2023.

NAV Per Share	Class AX, IX and I Shares	Class TX Shares	Class T Shares	Class D Shares	Class S Shares	Total
Total Gross Assets at Fair Value	$934,500,432	$13,545,113	$110,743,508	$48,819,519	$536,585	$1,108,145,157
Distribution fees due and payable	—	(11,426)	(23,568)	(3,092)	(114)	(38,200)
Debt obligations (at fair market value)	(396,497,854)	(5,747,037)	(46,987,205)	(20,713,564)	(227,667)	(470,173,327)
Due to related parties	(4,842,250)	(70,186)	(573,834)	(252,965)	(2,780)	(5,742,015)
Accounts payable and other liabilities	(18,100,572)	(262,359)	(2,145,019)	(945,598)	(10,394)	(21,463,942)
Accrued performance participation allocation	—	—	—	—	—	—
Non-controlling interests in subsidiaries	(242,525,361)	(3,515,283)	(28,740,607)	(12,669,841)	(139,257)	(287,590,349)

Quarterly NAV	$272,534,395	$3,938,822	$32,273,275	$14,234,459	$156,373	$323,137,324
Number of outstanding shares	12,340,753	178,873	1,462,448	644,697	7,086	14,633,857

NAV per share	$22.08	$22.02	$22.07	$22.08	$22.07

The following table reconciles stockholders’ equity per our unaudited consolidated balance sheet to our NAV:

Reconciliation of Stockholders’ Equity to NAV	December 31, 2023
Stockholders’ equity under U.S. GAAP	$551,506,377
Adjustments:
Unrealized appreciation of real estate	(68,516,759)
Unrealized appreciation of real estate-related assets	3,318,926
Organization and offering costs	—
Acquisition costs	(8,731,008)
Deferred financing costs, net	(4,598,656)
Accrued distribution fee(1)	(3,992)
Accumulated depreciation and amortization	93,289,589
Fair value adjustment of debt obligations	63,595,107
Deferred rent receivable	(11,575,495)
Derivative assets, at fair value	(7,556,416)
Non-controlling interests in subsidiaries	(287,590,349)

NAV	$323,137,324

Note:	(1) Accrued distribution fee only relates to Class TX, Class T, Class S and Class D shares of common stock.

The valuations of our real properties as of December 31, 2023 were provided by the Independent Valuation Advisor or third-party appraisal firms in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor or third-party appraisal firms in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type at ownership interest.

	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted- Average Basis
Exit Capitalization Rate	6.5%	5.8%	5.6%	6.0%	6.0%
Residual Discount Rate	7.2%	6.7%	6.8%	6.8%	6.9%
Average Holding Period (Yrs)	9.5	7.9	10.0	13.0	9.2

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties.

	Hypothetical Change	Single Tenant Office	Single Tenant Industrial	Multifamily	Single Tenant Life Sciences	Weighted- Average Values
Exit Capitalization Rate	0.25% Increase	-2.4%	-3.1%	-2.6%	-2.0%	-2.7%
	0.25% Decrease	2.6%	3.4%	2.9%	2.2%	2.9%
Discount Rates	0.25% Increase	-1.7%	-1.4%	-1.9%	-2.2%	-1.7%
	0.25% Decrease	1.7%	1.5%	1.9%	2.2%	1.7%

December 31, 2023 Portfolio

As of December 31, 2023, lease expirations related to our net lease portfolio of real estate assets (excluding the SF Property), based on each asset’s fair value used in determining our NAV, were as follows:

•	2023 – 0.0%

•	2024 – 0.0%

•	2025 – 0.0%

•	2026 – 0.0%

•	2027 – 19.6%

•	2028 – 16.8%

•	2029 – 0.0%

•	2030 – 0.0%

•	2031 – 30.5%

•	2032 – 23.4%

•	After 2033 – 9.6%

As of December 31, 2023, the industry concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Multifamily – 35.7%

•	Single Tenant Office – 30.0%

•	Single Tenant Industrial – 29.2%

•	Single Tenant Life Sciences – 1.7%

•	Single Tenant Necessity Retail – 1.6%

As of December 31, 2023, the geographic concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Texas – 30.9%

•	Ohio – 27.7%

•	California – 14.4%

•	South Carolina – 6.6%

•	Maryland – 5.9%

•	Arizona – 4.5%

•	New Jersey – 2.1%

•	Illinois – 2.5%

•	Pennsylvania – 2.3%

•	Michigan – 1.6%

•	Kansas – 1.4%

•	Indiana – 0.1%

As of December 31, 2023, the investment type concentration of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was as follows:

•	Common Equity – 93.4%

•	Mezzanine Loan – 2.4%

•	Preferred Equity – 2.3%

•	Real Estate-Related Security – 1.8%

As of December 31, 2023, the maturity concentration of debt secured by our portfolio of real estate assets (including our credit facility, which makes up all debt maturing in 2023 – 2025, and has two one-year extension options), based on principal balances and adjusted for ownership percentage, was as follows:

•	2023 – 0.0%

•	2024 – 30.6%

•	2025 – 0.0%

•	2026 – 0.0%

•	2027 – 2.1%

•	2028 – 22.5%

•	2029 – 4.5%

•	2030 – 4.2%

•	2031 – 30.0%

•	2032 – 5.5%

•	After 2033 – 0.5%

As of December 31, 2023, the weighted average lease term remaining of our portfolio of real estate assets (excluding multifamily, mezzanine and preferred equity investments), based on each asset’s fair value used in determining our NAV, was 7.1 years.

As of December 31, 2023, the weighted average occupancy of our portfolio of real estate assets, based on each asset’s fair value used in determining our NAV, was 94.3%. For our industrial, retail and office investments, occupancy includes all leased square footage as of the date indicated. For our multifamily investments, occupancy is defined as the percentage of units occupied on the date indicated.

As of December 31, 2023, the total value of real estate assets (investment in real estate, investments in real estate-related assets, and investment in debt securities) used in determining our NAV was $1.1 billion. The total value of real estate assets, as adjusted for ownership percentage amounts to $497 million.

As of December 31, 2023, we held $10.8 million of cash and cash equivalents excluding restricted cash and a lender required cash reserve and have $38.9 million of available capacity to draw on our credit facility.

Status of Our Current Public Offering

We are currently offering on a continuous basis up to $1.25 billion in shares of common stock, consisting of up to $1.0 billion in shares in our primary offering and up to $250 million in shares pursuant to our distribution reinvestment plan. As of the date of this Supplement, aggregate issuance pursuant to the Offering consisted of (i) 11,194,584 shares of our common stock in the primary offering for total proceeds of $287.5 million and (ii) 268,992 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $6.9 million. On January 2, 2024, pursuant to the Offering, we issued and sold (i) 70,151 shares of our common stock in the primary offering for total proceeds of $1.6 million and (ii) 12,373 shares of our common stock pursuant to our distribution reinvestment plan for a total value of $0.276 million. As of December 31, 2023, our aggregate NAV was $323 million. In the month ended December 31, 2023, we received repurchase requests that exceeded the applicable limits under our share repurchase program. Accordingly, on December 31, 2023, we repurchased 169,988 shares of common stock pursuant to our share repurchase program for aggregate consideration of $3.8 million, which represents 45% of repurchase requests. We intend to continue selling shares on a monthly basis.

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